SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                            SEC FILE NUMBER 033-05384
                                  CUSIP NUMBER

  |X|   Form 10-K   |  |   Form 20-F   |  |   Form 11-K   |  |   Form 10-Q
 |  |   Form NSAR   |  |  Form N-CSR

                      For the period ended: December 31, 2006 | | Transition Report on Form 10-K | | Transition Report on Form 20-F | | Transition Report on Form 11-K | | Transition Report on Form 10-Q | | Transition Report on Form NSAR

 For the Transition Period Ended: ______________________________________________

Read attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information


      Frontier Energy Corp.
      Full name of Registrant
      ----------------------
      Former name if Applicable
      2413 Morocco Avenue
      Address of Principal Executive Office (Street and Number)
      North Las Vegas, Nevada  89031
      City, State and Zip Code
       (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense; (b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K,
|X| Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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Part III-Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period. Because the small business issuer had a number of complicated accounting issues, the company's auditor needed more time for the audit review.

Part IV-Other Information

     (1)   Name and telephone number of person to contact in regard
to this notification:
         Christopher P. Flannery        215               790-0100
         -----------------------        ---              --------
                 (Name)              (Area Code)      (Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
                                 |X| Yes | | No
If the answer is no, identify report(s)

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                 | | Yes |X| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                                           Frontier Energy Corp.

                                    Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March  30,  2007                      By:  /s/ Robert Genesi
      ----------------                           -----------------
                                                     Robert Genesi
                                                     President & Chairman of
                                                     the Board

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


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